Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ITS MANAGERS ON OCTOBER 31, 2006.

Managers in the Know Newsflash: New Q&A

For Internal Distribution Only

McDATA Managers,

As part of our efforts to keep Team Members informed about the acquisition, attached is a new Q&A. This document addresses additional questions from Team Members.

As leaders, it’s important for you to communicate regularly with your teams. We encourage you to review the Q&A and address the answers with your Team Members. We will send out a formal notification to all Team Members on Thursday (Nov. 2) letting them know that the Q&A is available.

The new Q&A is attached. It will also be posted in the Deal News Central eRoom on Thursday.

If you or your Team Members have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Answers to Team Member Questions

For Internal Distribution Only

McDATA Team Members,

As part of our efforts to keep you informed, a new Q&A is available on the Deal News Central eRoom. This Q&A addresses more questions submitted to the Speaker Box. Note: Some questions may be specific for U.S. and Canadian-based Team Members only.

In this update, you’ll find answers to these questions:

Q: Is Brocade aware that the McDATA Separation Pay Plan is supposed to last 90 days past the closing?

Q: If I am a transitional employee at Brocade for a period beyond 90 days, what will my severance package be if I’m terminated after the McDATA plan expires?

Q: Will the Brocade severance plan include aspects from the McDATA plan? For example, will Brocade use the McDATA definition of Comparable Positions or will it have its own?

Q: If you are identified as a transitional person to stay for a specified time after the transaction closes, will you receive a McDATA severance or a Brocade one?

Q: When will Brocade start the layoffs? Will it be right after the transaction closes? Will there be a notification date if people will have a position with Brocade once the transaction closes?

Q: Will there be offers made to employees prior to the transaction close?

Q: How many people will be let go? In the press release, Brocade and McDATA announced an expected $100 million in synergies. What does that translate into with respect to people?

Q: If Brocade wants to relocate a person from a McDATA location outside California to California and I don’t want to move and decline the job, am I still eligible for severance under the McDATA Separation Pay Plan?

Q: What if I am offered a position that is not right for me, for any reason, maybe not a good career change or maybe the money or the job is not right, what flexibility do I have to decline the offer and still be let go and still get a severance package?

Q: What if we are offered temporary transitional employment after the transaction closes, but wish to move on instead, would that put a severance package at risk?

Q: Are there plans to notify Team Members prior to closing that they will be separated?

Q: In determining a person’s “base pay,” are deductions included or excluded?

Q: How will the final severance payment be handled? Will it be a check?

Q: If the transaction closes in late December, will the severance checks be issued at the time of termination and taxable in 2006 or will they be issued in 2007?

Q: What is WARN? Will it be triggered by Brocade?

Q: If WARN is triggered by Brocade, will my overall severance be reduced?

Q: Will terminated employees also be entitled “two weeks pay in lieu of notice” in addition to applicable benefits under the Separation Pay Plan?

Q: The Separation Pay Plan indicates that former employees of companies acquired by McDATA will be given credit for their years of service to that former company, while employees who left McDATA for more than 12 months and then were rehired will not be credited for their first period of service to McDATA. Why does McDATA not value previous service with McDATA?

Q: I am concerned because I’m pregnant and about to go on maternity leave that I’ll be first to be identified for layoffs simply because I’m pregnant. Is it permissible to lay me off simply for that reason?

Q: Is severance based on a person’s date of hire or years of actual service?

To view the new Q&A, click here or select the “Deal News Central” link in the eRoom list. If you have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Additional Questions and Answers

Posted Oct. 31, 2006

Q: Is Brocade aware that the McDATA Separation Pay Plan is supposed to last 90 days past the closing?

A: Yes. Pursuant to the merger agreement, Brocade has agreed to honor the terms McDATA Separation Pay Plan for a period of 90 days following the closing of the transaction.

Q: If I am a transitional employee at Brocade for a period beyond 90 days, what will my severance package be if I’m terminated after the McDATA plan expires?

A: If you are a McDATA Team Member and are separated within 90 days following the closing of the transaction, you’ll be eligible for the McDATA Separation Pay Plan. After the 90th day, and you are still on a “transitional status” you will receive a severance equivalent to McDATA’s separation pay plan.

Q: Will the Brocade severance plan include aspects from the McDATA plan? For example, will Brocade use the McDATA definition of Comparable Positions or will it have its own?

A: Like all other benefit plans, we expect that Brocade will communicate the details of its severance policy to McDATA Team Members shortly before or promptly after the transaction closes.

Q: If you are identified as a transitional person to stay for a specified time after the transaction closes, will you receive a McDATA severance or a Brocade one?

A: If you are a McDATA Team Member and are separated within 90 days following the closing of the transaction, you’ll be eligible for the McDATA Separation Pay Plan. After the 90th day, you’d be covered under Brocade’s severance policy. Details regarding the separation pay and transition retention bonuses will be communicated to all applicable Team Members on or as soon a reasonable after the closing of the transaction.

Q: When will Brocade start the layoffs? Will it be right after the transaction closes? Will there be a notification date if people will have a position with Brocade once the transaction closes?

A: It is anticipated that on the day the transaction closes, Team Members will know the status of their position. They will receive clear communication about their position (if they’ll have a job with the combined company, if they’ll be transitional or if their position has been eliminated).

Q: Will there be offers made to employees prior to the transaction close?

A: Some employees may receive offers in advance of close. However, if you do not receive one, it in no way means that you will not receive an offer to join the post-acquisition company.

Q: How many people will be let go? In the press release, Brocade and McDATA announced an expected $100 million in synergies. What does that translate into with respect to people?

A: At this point, it’s too early to have an exact number of the positions that will be eliminated as a result of the expected synergies from the transaction.

Q: If Brocade wants to relocate a person from a McDATA location outside California to California and I don’t want to move and decline the job, am I still eligible for severance under the McDATA Separation Pay Plan?

A: According to the McDATA Separation Pay Plan, if you are offered a role that is 50 miles outside your primary work location and you decline the position, you would be eligible for a separation package.

Q: What if I am offered a position that is not right for me, for any reason, maybe not a good career change or maybe the money or the job is not right, what flexibility do I have to decline the offer and still be let go and still get a severance package?

A: If you voluntarily decline a “Comparable Position” (as defined in Section 2 of the McDATA Separation Pay Plan), you will not be eligible to receive a separation package.

Q: What if we are offered temporary transitional employment after the transaction closes, but wish to move on instead, would that put a severance package at risk?

A: If you voluntarily terminate from the company, you are not eligible for severance. Neither McDATA nor Brocade is taking volunteers for severance.

Q: Are there plans to notify Team Members prior to closing that they will be separated?

A: Brocade currently intends to notify Team Members immediately after the transaction closes as to whether they have a position, will be transitional, or will be separated.

Q: In determining a person’s “base pay,” are deductions included or excluded?

A: As described in the McDATA Separation Pay Plan, for a participant who is a full-time employee, “Base Pay” means a person’s regular weekly base salary or wages from the applicable company as reflected in payroll records. For a participant who is a part-time employee, “Base Pay” means a person’s average weekly wages from the applicable company for the most recent four weeks during which the participant worked on at least two days. In either case, “Base Pay” excludes overtime, premiums, differentials, living, or other allowances or bonuses. Deductions are not included as part of this calculation.

Q: How will the final severance payment be handled? Will it be a check?

A: Typically, severance is not paid via direct deposit, but as a live check with taxes taken out. Brocade will communicate to impacted Team Members how they can expect to receive their final payment.

Q: If the transaction closes in late December, will the severance checks be issued at the time of termination and taxable in 2006 or will they be issued in 2007?

A: To receive a severance check, the Team Member must sign within a specified time frame and not revoke the Separation and General Release Agreement. Payment will be made when the Team Member returns the signed Separation and General Release Agreement and any revocation period has lapsed. For example, if the transaction closes late January 2007, it will be taxable in the year 2007. If the transaction closes in late 2006 and the Team Member returns the Separation and General Release Agreement in 2006, it will be taxable that year.

Q: What is WARN? Will it be triggered by Brocade?

A: The Worker Adjustment and Retraining Notification Act (WARN) is a federal law and is based on a plant closing or mass layoff (33 percent of the workforce or 50 employees laid off in any one location). At this time, we cannot determine if WARN will be triggered by Brocade as it’s based on the number of jobs impacted.

Q: If WARN is triggered by Brocade, will my overall severance be reduced?

A: If WARN is triggered, part of your severance payment will technically be paid as your WARN notification period. At this time, we cannot determine if WARN will be triggered by Brocade.

Q: Will terminated employees also be entitled “two weeks pay in lieu of notice” in addition to applicable benefits under the Separation Pay Plan?

A: No. The McDATA Separation Pay Plan governs all severance. There is no two weeks pay in lieu of notice.

Q: The Separation Pay Plan indicates that former employees of companies acquired by McDATA will be given credit for their years of service to that former company, while employees who left McDATA for more than 12 months and then were rehired will not be credited for their first period of service to McDATA. Why does McDATA not value previous service with McDATA?

A: The Separation Pay Plan follows the company’s normal bridging philosophy. McDATA has maintained the practice of bridging service for breaks less than 12 months only.

Q: I am concerned because I’m pregnant and about to go on maternity leave that I’ll be first to be identified for layoffs simply because I’m pregnant. Is it permissible to lay me off simply for that reason?

A: No. Under applicable law, the sole fact that you are pregnant is not a permissible basis to lay you off. Any layoff decision will be based on business reasons (redundant roles, etc.).

Q: Is severance based on a person’s date of hire or years of actual service?

A: McDATA’s Separation Pay Plan is based on a Team Member’s full years of service. Please refer to the Separation Pay Plan for specific details.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.